FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2003.

Total number of pages: 5.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Application of FIN 46]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    October 14, 2003

Tokyo, 14 October 2003

Application of FIN 46

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (“FIN 46”). FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. Public entities were required to apply the provisions of FIN 46 to VIEs created before February 1, 2003, in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

On October 10, 2003, the FASB issued FASB Staff Position No. FIN 46-6 (the “FSP”), which deferred the effective date for applying the provisions of FIN 46 by public entities to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FSP also deferred the effective date for applying FIN 46 to “nonregistered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the Audit Guide(*1) and accounting by parent companies and equity method investors for investments in investment companies. The FASB is also considering certain FIN 46 implementation issues and expects to issue a modification to FIN 46 in the fourth quarter of 2003.

We previously disclosed that as a result of consolidating certain entities that were not currently consolidated, FIN 46 could have a material impact on our consolidated financial statements in the future, but that it was not expected to materially change our economic exposure to such entities. This was especially true for the Terra Firma Investment(*2), should we conclude that FIN 46 applied and that all or some of this investment was required to be consolidated.

With respect to the Terra Firma Investment, which is currently accounted for at fair value, its nature and structure follow those of an investment company, and therefore the FSP’s provisions for nonregistered investment companies apply to it. Following AICPA issuance of the SOP, FASB will consider modifying FIN 46 to provide an exception (similar to the current exception for registered investment companies) for companies that apply the Audit Guide as revised by the SOP. We understand that the SOP currently is expected to be issued in the first quarter of 2004 and that its proposed effective date is for fiscal years beginning after December 15, 2004.

As a result of the FSP, Nomura will not apply the provisions of FIN 46 to variable interests in VIEs created before February 1, 2003, in its consolidated financial statements for the period ended September 30, 2003. We estimate at this time that applying FIN 46 will not have a material impact on our consolidated financial statements as of and for the period ending December 31, 2003. The Terra Firma Investment will continue to be accounted for at fair value, but this may change in the future as a result of several factors, in particular the provisions of the final SOP and FASB’s consideration of the applicability of FIN 46 to nonregistered investment companies.

(*1) The Audit Guide: AICPA Audit and Accounting Guide - Audits of Investment Companies.

(*2) The Terra Firma Investment refers to private equity investments in Europe managed by Terra Firma Capital Partners. Please refer to our annual report for the year ended March 31, 2003 for more information on this investment.

                                                                                                          Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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